================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                     ARGO GROUP INTERNATIONAL HOLDINGS, LTD.
                            (f/k/a PXRE GROUP LTD.)
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                                (Name of Issuer)


                         COMMON SHARES, PAR VALUE $1.00
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                         (Title of Class of Securities)


                                    G73018106
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                                 (CUSIP Number)

                        RESERVOIR CAPITAL PARTNERS, L.P.
                       RESERVOIR CAPITAL MASTER FUND, L.P.
                     RESERVOIR CAPITAL MASTER FUND II, L.P.
                   RESERVOIR CAPITAL INVESTMENT PARTNERS, L.P.
             RCGM, LLC (f/k/a RESERVOIR CAPITAL MANAGEMENT, L.L.C.)
                         RESERVOIR CAPITAL GROUP, L.L.C.
                           RESERVOIR MASTER FUND, L.P.
                        RESERVOIR PCA FUND (CAYMAN), L.P.
                                   RMF GP, LLC
                                 Craig A. Huff
                       c/o Reservoir Capital Group, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022
                           Attention: General Counsel
                                 (212) 610-9000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 AUGUST 7, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
================================================================================

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1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        422,755(1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              422,755(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        422,755
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1) Includes (i) 217,908 Common Shares, par value $1.00 per share ("Common Shares") issued upon conversion of 1,359.749 Series B Convertible Voting Preferred Shares, par value $1.00 per share (the "Series B Preferred Shares") and (ii) 204,847 Common Shares issued upon conversion of an equal number of Class B Convertible Voting Common Shares, par value $1.00 per share ("Convertible Common Shares") held by Reservoir Capital Partners, L.P. ("Reservoir Partners"), in each case after giving effect to a reverse stock split of 1:10 that was effective August 7, 2007 (the "Reverse Stock Split"). All Series B Preferred Shares beneficially owned by the Reporting Persons were converted to Common Shares at a conversion price of $6.24 per share, according to the terms of the Conversion Agreement (as defined in Item 3).

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Master Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        64,476 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              64,476 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        64,476
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

1. Includes (i) 36,657 Common Shares issued upon conversion of 228.743 Series B Preferred Shares and (ii) 27,819 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital
     Master Fund, L.P. ("Reservoir Capital Master Fund"), in each case after giving effect to the Reverse Stock Split. All Series B Preferred Shares beneficially owned by the Reporting Persons were converted to Common Shares at a conversion price of $6.24 per share, according to the terms of the Conversion Agreement.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Master Fund II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        17,581 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              17,581 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,581
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

1. Includes 1,7581 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Master Fund II, L.P. ("Reservoir Capital Master Fund II"), after giving effect to the Reverse Stock Split.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Master Investment Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        89,654 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              89,654 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        89,654
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

1. Includes 89,654 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Investment Partners, L.P. ("Reservoir Investment"), after giving effect to the Reverse Stock Split.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        613,403 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              613,403 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        613,403
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

1. Includes (i) 217,908 and 36,657 Common Shares issued upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; (ii) 204,840, 27,817, 17,581 and 89,654 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; (iii) 1,200 Common Shares held by Reservoir Group, (iv)
     15,035 Common Shares held by Reservoir Master Fund and (v) options exercisable within the 60 days to purchase 1,857 and 843 Common Shares held by Reservoir Group and Craig A. Huff, respectively; in each case after giving effect to the Reverse Stock Split. All Series B Preferred Shares beneficially owned by the Reporting Persons were converted to Common Shares at a conversion price of $6.24 per share, according to the terms of the Conversion Agreement.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Capital Group, L.L.C.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        613,403 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              613,403 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        613,403
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

1. Includes (i) 217,908 and 36,657 Common Shares issued upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; (ii) 204,840, 27,817, 17,581 and 89,654 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; (iii) 1,200 Common Shares held by Reservoir Group, (iv)
     15,035 Common Shares held by Reservoir Master Fund and (v) options exercisable within the 60 days to purchase 1,857 and 843 Common Shares held by Reservoir Group and Craig A. Huff, respectively; in each case after giving effect to the Reverse Stock Split. All Series B Preferred Shares beneficially owned by the Reporting Persons were converted to Common Shares at a conversion price of $6.24 per share, according to the terms of the Conversion Agreement.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir Master Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        15,035 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              15,035 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,035
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less thatn 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

1. Includes 15,035 Common Shares initially held by Reservoir Master Fund, L.P. ("Reservoir Master Fund") after giving effect to the Reverse Stock Split.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Reservoir PCA Fund (Cayman), L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        15,035 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              15,035 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,035
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

1. Includes 15,035 Common Shares held by Reservoir Master Fund after giving effect to the Reverse Stock Split.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        RMF GP, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        15,035 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              15,035 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,035 (1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        00
--------------------------------------------------------------------------------

1. Includes 15,035 Common Shares held by Reservoir Master Fund after giving effect to the Reverse Stock Split.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        CRAIG A. HUFF
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                       Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                    United States

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        843 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              843 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        843
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

1. Includes options exercisable within 60 days to purchase 843 Common Shares held by Craig A. Huff.

         This  Amendment No. 6 (the  "Amendment  No. 6") amends the Statement on
Schedule 13D, dated December 20, 2001, filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda
corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z Private Fund II and Capital Z L.P., the "Initial Capital Z Reporting Persons"), Reservoir Capital Master Fund, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("Reservoir Partners"), Reservoir Capital Group, L.L.C., a Delaware limited partnership ("Reservoir Group"), Reservoir Capital Management, L.L.C., a Delaware limited liability company (n/k/a RCGM, LLC) ("RCGM"), and Reservoir Capital Associates, L.P., a Delaware limited partnership ("Reservoir Associates", and together with Reservoir Capital Master Fund, Reservoir Partners, Reservoir Group and RCGM, the "Initial Reservoir Reporting Persons"), and Richard E. Rainwater, an individual ("Rainwater"), as amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, filed by the Initial Capital Z Reporting Persons, the Initial Reservoir Reporting Persons and RER Reinsurance Holdings, L.P., a Texas limited partnership ("RER"), and Amendment No. 2 on
Schedule 13D, filed on December 13, 2004 ("Amendment No. 2"), and Amendment No. 3 on Schedule 13D, filed on April 8, 2005, each filed by the Initial Reservoir Reporting Persons (other than Reservoir Associates), RER and Rainwater, and Amendment No. 4 on Schedule 13D, filed on October 11, 2005, filed by the Initial Reservoir Reporting Persons (other than Reservoir Associates), Reservoir Capital Master Fund II, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund II"), Reservoir Capital Investment Partners, L.P., a Delaware limited partnership ("Reservoir Investment"), Reservoir Master Fund, L.P., a Delaware limited partnership ("Reservoir Master Fund"), Reservoir PCA Fund, L.P., a Delaware limited partnership ("Reservoir PCA") and RMF GP, LLC, a Delaware limited liability company ("RMF GP", and together with the Initial Reservoir Reporting Persons (other than Reservoir Associates), Reservoir Capital Master Fund II, Reservoir Investment, Reservoir Master Fund and Reservoir PCA, the "Amendment No. 5 Reporting Persons"), and Amendment No. 5 on Schedule 13D, filed on November 23, 2005, filed by the Amendment No. 5 Reporting Persons (the
Schedule 13D as so amended, the "Initial Statement on Schedule 13D"). This Amendment No. 6 is being filed by the Amendment No. 5 Reporting Persons (other than Reservoir PCA), Reservoir PCA Fund (Cayman), L.P., a Cayman Islands Limited Partnership ("Reservoir PCA (Cayman)" and Craig A. Huff, the Co-Chief Executive Officer of RCGM and Reservoir Group (together with the Amendment No. 5 Reporting Persons (other than Reservoir PCA) and the Reservoir Group, the "Reporting Persons"). Reservoir Associates was liquidated prior to the date of the event which required the filing of Amendment No. 2 and its assets were contributed to Reservoir Partners. Reservoir PCA has been liquidated as of January 1, 2007 and its assets were contributed to Reservoir PCA (Cayman) (see
Item 2). Capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

         This Amendment No. 6 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by reflecting the conversion of Convertible Common Shares and Series B Preferred Shares into Common Shares as contemplated by the Conversion Agreement and Merger Agreement and the related Reverse Stock Split (each as herein defined).

Item 1.  SECURITY AND ISSUER

         Item 1 is hereby amended and supplemented by the addition of the following:

         The Company's name has been changed from "PXRE Group Ltd." to "Argonaut Group International Holdings, Ltd." according to the terms of an agreement and plan of merger (the "Merger Agreement"), entered into by the Company, PXMS Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), and Argonaut Group, Inc. ("Argonaut") on March 14, 2007, under which Merger Sub would merge with and into Argonaut, with Argonaut continuing after the merger as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger, shareholders of Argonaut received approximately 224,236,600 Common Shares in exchange for 34,583,066 shares of common stock of Argonaut.


Item 2.  IDENTITY AND BACKGROUND

         As of January 1, 2007, the assets of Reservoir PCA, which was previously the sole member of RMF GP and a reporting person in the Initial Statement on Schedule 13D, had been contributed to Reservoir PCA (Cayman), and Reservoir PCA was subsequently liquidated. As a result of the foregoing restructuring, Reservoir PCA (Cayman) is now the managing member of RMF GP. The general partner of Reservoir PCA (Cayman) is Reservoir Group.

         As a result of the foregoing, Item 2 is hereby amended and restated as follows:

         Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

         The principal business address of each Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by the addition of the following:

         Under the terms of the PXRE Group Ltd. Director Stock Plan (the "Director Stock Plan"), each non-employee director of the Company received 250 restricted Common Shares and 357 options to purchase Common Shares (in each case after giving effect to the Reverse Stock Split) on the date of the Company's annual general meeting on May 9, 2006. The restriction period relating to the restricted Common Shares lapsed as a result of the Merger under the terms of the Plan.

         Under the terms of the PXRE Group Ltd. Non-Employee Director Deferred Stock Plan (the "Deferred Stock Plan" and together with the Director Stock Plan, the "Plans"), each non-employee director received a grant of 200 Common Shares (after giving effect to the Reverse Stock Split) on August 7, 2007 under the terms of the Deferred Stock Plan.

         The Plans permit certain directors to cause any options of restricted Common Shares to be granted directly to their employers (or to affiliates of their employers) subject to the same terms and conditions under the Plan as would apply if the director had retained such Common Shares personally. Reservoir Group is the employer of Craig A. Huff and has designated Mr. Huff to be its representative on the board of directors of the Company. As a result of the foregoing transactions, Mr. Huff was granted an aggregate of 450 Common Shares and options exercisable within 60 days to purchase 357 Common Shares and has caused such Common Shares and options to be granted directly to Reservoir Group. Mr. Huff was previously granted, in 2002 and 2003, options exercisable within 60 days to purchase an aggregate of 843 Common Shares (after giving effect to the Reverse Stock Split). Mr. Huff holds these options solely for the benefit of his employer, Reservoir Group. Mr. Huff disclaims beneficial ownership of the reported options except to the extent of his pecuniary interest therein, and the inclusion of such options in this report shall not be deemed an admission of beneficial ownership of such reported options for any purpose. Mr. Huff resigned from the board of directors of the Company as of the effective time of the Merger.

         According to the terms of the Merger Agreement, the Common Shares would be reduced pursuant to a 1 for 10 reverse stock split (the "Reverse Stock Split") as a result of the Merger. On March 14, 2007, in connection with the execution of the Merger Agreement, the Company, Argonaut, the holders of the convertible preferred shares of the Company (the "Preferred Shareholders") and the holders of the convertible common shares of the Company (the "Convertible Common Shareholders" and, together with the Preferred Shareholders, the "Stockholders"), including the Reporting Persons (other than Reservoir Master Fund, Reservoir PCA (Cayman) and RMF GP, LLC) entered into a Voting and Conversion Agreement (the "Conversion Agreement"). Pursuant to the Conversion Agreement, the Stockholders agreed, among other things, to vote in favor of the Merger and the transactions contemplated thereby and the Company agreed to reduce the conversion price of the convertible preferred shares of the Company, including the Series B convertible voting preferred shares, par value $1.00 per share ("Series B Preferred Shares"), from $11.28 to $6.24 per convertible preferred share. The parties agreed that the convertible preferred shares and convertible common shares would be converted into Common Shares immediately prior to the Merger.

         As a result of the consummation of the Merger on August 7, 2007, the Series B Preferred Shares and the Convertible Common Shares held by the Reporting Persons were converted into Common Shares and subsequently reduced pursuant to the Reverse Stock Split.

         The aforementioned conversion of securities was automatically effected by the terms of the Merger Agreement and Conversion Agreement and did not involve any receipt or payment of funds by any Reporting Person.

         References to and descriptions of the agreements and transactions as set forth in this Item 3 may not be complete and are qualified in their entirety by reference to the Merger Agreement and Conversion Agreement which are attached as EXHIBITS 2, and 3 and are each incorporated in their entirety in this Item 3.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         As a result of the conversion of all the Series B Preferred Shares held by the Reporting Persons into Common Shares as a result of the Merger, the Reporting Persons no longer retain the right have representation on the Board of Directors. Effective as of the consummation of the Merger, Mr. Huff resigned as a member of the board of directors of the Company.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following:

         (a) - (b)

         The information on the cover pages is incorporated herein by reference.

         All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 30,612,245 Common Shares outstanding, which consists of, after giving effect to a reverse stock split of 1:10 (the "Reverse Stock Split") as a result of the Merger, (i) 22,423,659 Common Shares, the approximate amount of Common Shares issued in exchange for Argonaut common stock as a result of the Merger, based on a ratio of 0.6484 Common Shares for each of the 34,583,066 shares of Argonaut common stock outstanding at June 30, 2007 (as disclosed by the Company in its Current Report on Form 8-K, dated August 7, 2007); (ii) 7,256,984 Commons Shares, representing the total number of Common Shares and Convertible Common Shares (which were exchangeable for Common Shares as a result of the Merger) of the Company outstanding as of August 2, 2007 (as disclosed by the Company in its Quarterly Report on Form 10-Q dated August 2, 2007); and (iii) 931,602 Common Shares issued upon the conversion of 5,813.2 Convertible Preferred Shares outstanding as of June 4, 2007 (as disclosed by the Company in its Registration Statement on Form S-4/A dated June 18, 2007) as a result of the Merger at a conversion price of $6.24, in accordance with the terms of the Conversion Agreement.

         Each Reporting Person may, as a result of the transactions described in the Initial Statement on Schedule 13D, be deemed to beneficially own, before giving effect to the Reverse Stock Split, 6,134,033 Common Shares by virtue of Reservoir Partner's and Reservoir Capital Master Fund's ownership of 2,179,084 and 366,575 Common Shares, respectively, issued upon conversion of 1,359.749 and
228.743 Series B Preferred Shares (based on the conversion of all Series B Preferred Shares held by such reporting persons at a conversion price of $6.24, in accordance with the terms of the Conversion Agreement); 2,048,470, 278,187, 175,818 and 896,545 Common Shares issued upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively; 12,000 Common Shares held by Reservoir Group; 150,350 Common Shares held by Reservoir Master Fund; and options exercisable within the 60 days to purchase 18,574 and 8,430 Common Shares that are held by Reservoir Group and Mr. Huff, respectively. Each of the Reporting Persons may have the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. After giving effect to the Reverse Stock Split, each Reporting Person may, as a result of the transactions described in this Amendment No. 6, be deemed to beneficially own 613,403 Common Shares. Such shares represent, in the aggregate, approximately 2.0% of the outstanding total Common Shares.

         (c) See Item 3 above.

         (d) None.

         (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares as of August 7, 2007, after giving effect to the transactions described in this Amendment No. 6.


Item 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by the addition of the following:

         The information in Item 3 above with respect to the Conversion Agreement is incorporated by reference herein.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated August 15, 2007, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC, Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund (Cayman), L.P. and RMF GP, LLC.

         2. Agreement and Plan of Merger, dated as of March 14, 2007, by and among PXRE Group Ltd., PXMS Inc. and Argonaut Group, Inc., as amended and restated as of June 8, 2007 (incorporated by reference to Annex A of the Company's Amendment No. 2 to its Registration Statement on Form S-4 filed on June 18, 2007).

         3. Voting and Conversion Agreement, dated as of March 14, 2007, by and among PXRE Group Ltd., Argonaut Group, Inc., Capital Z Financial Services Fund

II, L.P., Capital Z Financial Services Private Fund II, L.P., CapZ PXRE Holdings, LLC, CapZ PXRE Holdings Private, LLC, Capital Z Management, LLC, Reservoir Capital Master Fund II, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Partners, L.P., Reservoir Capital Investment Partners, L.P., Reservoir Capital Group, L.L.C., RER Reinsurance Holdings, L.P. and Robert Stavis (incorporated by reference to Annex D of the Company's Amendment No. 2 to its Registration Statement on Form S-4 filed on June 18, 2007).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date: August 15, 2007


                                         RESERVOIR CAPITAL GROUP, L.L.C.


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR  CAPITAL  PARTNERS,  L.P.

                                         By: Reservoir Capital Group, L.L.C.,
                                             its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR CAPITAL MASTER FUND, L.P.

                                         By: Reservoir Capital Group, L.L.C.,
                                             its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR CAPITAL MASTER FUND II, L.P.

                                         By: Reservoir Capital Group, L.L.C.,
                                             its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR CAPITAL INVESTMENT  PARTNERS,
                                         L.P.

                                         By:  Reservoir  Capital Group,  L.L.C.,
                                              its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RCGM,  LLC  (f/k/a  RESERVOIR   CAPITAL
                                         MANAGEMENT, L.L.C.)


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR MASTER FUND, L.P.

                                         By:  RMG GP,  LLC,  its  sole  general
                                              partner

                                         By: Reservoir PCA Fund (Cayman), L.P.,
                                             its sole managing member

                                         By: Reservoir  Capital Group,  L.L.C.,
                                             its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RESERVOIR PCA FUND  (CAYMAN),  L.P.

                                         By: Reservoir  Capital Group,  L.L.C.,
                                         its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         RMF GP,  LLC

                                         By: Reservoir PCA Fund (Cayman), L.P.,
                                         its sole managing member

                                         By:  Reservoir  Capital Group,  L.L.C.,
                                              its sole general partner


                                         By: /s/ Celia Felsher
                                             ----------------------------------
                                             Celia Felsher
                                             General Counsel


                                         By: /s/ Craig A. Huff
                                             ----------------------------------
                                             Craif A. Huff

                                   Schedule I

         Control Persons and Executive Officers of the Reporting Persons

         The names, present principal occupations and business addresses of the control persons and executive officers of RCGM and Reservoir Group are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. Reservoir Group is the general partner and control person of Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II, Reservoir Investment and Reservoir PCA (Cayman). Reservoir PCA (Cayman) is the managing member and control peson of RMF GP, which is in turn the general partner and control person of Reservoir Master Fund. Craig A. Huff is the Co-Chief Executive Officer of RCGM and Reservoir Group.

RCGM,  LLC  (f/k/a   Reservoir   Capital
Management,  L.L.C.), Managing Member of
Reservoir Capital Group, L.L.C.

Daniel  H.  Stern
Co-Chief Executive Officer

Craig A. Huff
Co-Chief Executive Officer

Harlan B. Korenvaes
Senior Managing Member

Celia A. Felsher
General Counsel


RESERVOIR CAPITAL GROUP, L.L.C.

Daniel  H.  Stern
Co-Chief Executive Officer

Craig A. Huff
Co-Chief Executive Officer

Harlan B. Korenvaes
Senior Managing Member

Celia A. Felsher
General Counsel

                                  EXHIBIT INDEX

         1. Joint Filing Agreement, dated August 15, 2007, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund (Cayman), L.P., RMF GP, LLC., and Craig A. Huff.